US$1,250,000,000	FILED PURSUANT TO RULE 433
3.500% SUBORDINATED NOTES DUE 2023	FILE NO. 333-172562

   Terms and Conditions

Issuer:	Citigroup Inc. (“Citigroup”)
Ratings*:	Baa3 / BBB+ / BBB+ (Negative Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Subordinated. See “Subordination” below.
Trade Date:	May 7, 2013
Settlement Date:	May 14, 2013 (T+5 days)
Maturity:	May 15, 2023
Par Amount:	$1,250,000,000
Re-offer Spread to Benchmark:	T10+178 bp
Re-offer Yield:	3.565%
Semi-Annual Coupon:	3.500% per annum
Public Offering Price:	99.457% per note
Net Proceeds to Citigroup:	$1,237,587,500 (before expenses)
Interest Payment Dates:	The 15th of each May and November, beginning November 15, 2013 (long first coupon). Following business day convention.
Day Count:	30 / 360
Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply
Redemption at Issuer Option:	Only for tax purposes
Redemption for Tax Purposes:	Applicable at Citigroup’s option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the subordinated notes to non-United States persons. Redemption as a whole, not in part
Sinking Fund:	Not applicable

US$1,250,000,000	FILED PURSUANT TO RULE 433
3.500% SUBORDINATED NOTES DUE 2023	FILE NO. 333-172562

Subordination:

The notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the related prospectus supplement dated May 7, 2013 and the accompanying prospectus dated May 12, 2011. Pursuant to the terms of the notes, “Senior Indebtedness” means: (1) the principal, premium, if any, and interest in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Citigroup, including all indebtedness (whether now or hereafter outstanding) issued under an indenture dated March 15, 1987, between Citigroup and The Bank of New York Mellon, as successor trustee, as the same has been or may be amended, modified or supplemented from time to time; (2) all capital lease obligations of Citigroup; (3) all obligations of Citigroup issued or assumed as the deferred purchase price of property, all conditional sale obligations of Citigroup and all obligations of Citigroup under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business; (4) all obligations, contingent or otherwise, of Citigroup in respect of any letters of credit, bankers acceptances, security purchase facilities or similar credit transactions; (5) all obligations of Citigroup in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts or other similar agreements; (6) all obligations of the type referred to in clauses (1) through (5) above of other persons for the payment which Citigroup is responsible or liable as obligor, guarantor or otherwise; and (7) all obligations of the type referred to in clauses (1) through (6) above of other persons secured by any lien on any property or asset of Citigroup, whether or not such obligation is assumed by Citigroup; except that Senior Indebtedness does not include: (A) any other indebtedness issued under the same indenture under which the notes are issued; (B) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust (as defined below) under (i) the indenture, dated as of October 7, 1996, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, as the same has been or may be amended, modified, or supplemented from time to time, (ii) the indenture, dated as of July 23, 2004, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank , as trustee, as the same has been or may be amended, modified, or supplemented from time to time, and (iii) the indenture, dated as of July 30, 2009, between Citigroup and The Bank of New York Mellon, as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior subordinated debt indentures”); (C) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust under (i) the indenture, dated as of June 30, 2006, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., as trustee, as the same has been or may be amended, modified, or supplemented from time to time; (ii) the indenture, dated as of September 15, 2006, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., as the same has been or may be amended, modified, or supplemented from time to time; and (iii) the indenture, dated as of June 28, 2007, between Citigroup and The Bank of New York Mellon (formerly The Bank of New York), as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the junior junior subordinated debt indentures”); (D) any guarantee in respect of any preferred securities, capital securities or preference stock of a Citigroup Trust; (E) any indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the notes and the issuance of which (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of New York or the staff of the Board of Governors of the Federal Reserve System or (y) does not at the time of issuance prevent the subordinated notes from qualifying for Tier 2 capital treatment (irrespective of any limits on the amount of Citigroup’s Tier 2 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Board of Governors of the Federal Reserve System or any applicable concurrence or approval of the Federal Reserve Bank of New York or its staff.

“Citigroup Trust” means each of Citigroup Capital III, Citigroup Capital IX, Citigroup Capital X, Citigroup Capital XI, Citigroup Capital XIII, Citigroup Capital XVI, Citigroup Capital XVII, Citigroup Capital XVIII and Citigroup Capital XXXIII, each a Delaware statutory trust, or any other similar trust created for the purpose of issuing preferred securities in connection with the issuances of junior subordinated notes under the junior subordinated debt indentures or the junior junior subordinated debt indentures.

In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

US$1,250,000,000	FILED PURSUANT TO RULE 433
3.500% SUBORDINATED NOTES DUE 2023	FILE NO. 333-172562

Listing:	Application will be made to list the subordinated notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof
CUSIP:	172967 GT 2
ISIN:	172967GT25

Sole Bookrunner:	Citigroup Global Markets Inc.
Senior Co-Managers:

Banca IMI S.p.A.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Junior Co-Managers:

Blaylock Robert Van, LLC

BNY Mellon Capital Markets, LLC

Cabrera Capital Markets, LLC

Capital One Southcoast, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Kota Global Securities Inc.

Loop Capital Markets LLC

M.R. Beal & Company

Mischler Financial Group, Inc.

Muriel Siebert & Co., Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Swedbank AB

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.